(713) 860-7352 willburns@paulhastings.com

August 3, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cheryl Brown
Ms. Laura Nicholson
Re:	Metals Acquisition Limited Registration Statement on Form F-1 Filed June 30, 2023 File No. 333-273088

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated July 25, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

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August 3, 2023

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose here the price that the selling securityholders paid for such shares or warrants, or the securities overlying such shares or warrants.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 30 and 31 of Amendment No. 1 to disclose (i) the price paid by the Sponsor and its affiliates for the securities being registered for resale, (ii) that the Selling Securityholders may potentially make a significant profit with the sale of the securities covered by the prospectus depending on the trading price of the Company’s securities at the time of a sale and the purchase price of such securities by the applicable Selling Securityholder and (iii) that while the Selling Securityholders may experience a positive rate of return based on the trading price of the Company’s securities, the public holders of the Company’s securities may not experience a similar rate of return on the securities they purchased due to differences in the applicable purchase price and trading price.

2.	We note the warrants are out the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, and MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. We note your related disclosure in your Use of Proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages ii, 7, 61 and 90 of Amendment No. 1.

3.	We note the significant number of redemptions of your Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Ordinary Shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages ii, 6, 31, and 90 of Amendment No. 1.

August 3, 2023

Risk Factors, page 40

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is at or below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 30 and 31 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Response:

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on page 90 of Amendment No. 1.

August 3, 2023

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s ordinary shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on 90 of Amendment No. 1.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on the prospectus cover pages and on pages 30 and 31 of Amendment No. 1.

The Company respectfully advises the Staff that the Company did not disclose in the Amendment No. 1 the specific purchase price paid by the affiliates of the Company (other than the Sponsor) for the securities being registered and the potential profit that each may make upon resale because such disclosure (i) is not prescribed by Item 507 of Regulation S-K promulgated under the Securities Act, (ii) would provide personal and private information about these stockholders in respect of investments they made, which information is not required by law and has not otherwise been made public, and (iii) is not material to investors, and disclosing in the Amendment No. 1 that these stockholders purchased the securities covered by the prospectus at prices significantly below the current trading price of such securities, and in some cases without any consideration, provides sufficient information to investors and highlights that public securityholders may have acquired their securities at a purchase price higher than the affiliates of the Company and that, as a result, public securityholders may not experience a similar rate of return as the affiliates of the Company on the securities they purchased.

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August 3, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns
of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited